Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Michael Berenson

Senior Counsel

202.739.5450

mberenson@MorganLewis.com

September 27, 2010

VIA EDGAR TRANSMISSION

Sonny Oh, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Penn Mutual Variable Annuity Account III – Post-Effective Amendment No. 11
(File No. 333-69386 and 811-03457)

Dear Mr. Oh:

On September 3, 2010 you provided me oral comments on the above-referenced post-effective amendment (the “Amendment”). This responds to your request as part of those comments that, prior to the Amendment becoming effective, we submit a letter as EDGAR correspondence responding to your comment numbers 1, 2, 3, 5, 6, 13-16 and 18, along with the new pages showing the changes made in response to your comments.

1.	On behalf of Penn Mutual Life Insurance Company (“Penn Mutual”) we represent that the variable annuity contract described in the Amendment meets the conditions set forth in the November 1995 Industry Comment Letter issued by the Division of Investment Management’s Office of Insurance Products for inclusion in the same Securities Act of 1933 registration statement as the Penn Freedom variable annuity contract.

2.	There are no third-party guarantees or support agreements in place for this contract. Penn Mutual will be liable for all contractual obligations.

3.	Penn Mutual does not intend to rely on Rule 12h-7 under the Securities Exchange Act of 1934.

Sonny Oh, Esq.

September 27, 2010

5.	a. We have added disclosure in footnote (e) on page 7 that the Rider Charge is a percentage of the Withdrawal Benefit Base.

b.	We have revised and expanded the former footnote (e) (now footnote (f)) on page 7 to indicate that if the Rider is present the charge would be between 2.90% and 4.15% and that if the Rider is terminated while the Contract is in force, the total charge would be 1.65%.

c.	We have added a footnote on page 7 stating the range of state premium taxes.

d.	i. We have revised the chart of underlying fund expenses on pages 7 and 8 to add dashes where there is no fee waiver and the Net Fund Expense equal the Total Fund Expenses.

ii.	The fee waivers reflected in the chart are based on agreements among the Funds, the Investment Adviser and Administrator to waive a portion of their fees and/or reimburse expenses to the extent necessary to keep total operating expenses of certain Funds below specified levels. These agreements are expected to continue for the life of each Fund, and this expense limitation may only be increased with the approval of the Board of Directors of the Penn Series Funds. For the reasons discussed below, we believe reflecting these fee waivers in the fee table for the Funds is not inconsistent with Form N-1A and the SEC release adopting the summary prospectus amendments to Form N-1A (Securities Act Rel.No. 8998, January 13, 2009, footnote 116 and accompanying text) (“Adopting Release”).

Form N-1A provides that a fund’s fee table may not reflect an expense limitation agreement unless such expense limitation agreement will reduce the fund’s operating expenses for no less than one year from the effective date of the fund’s registration statement. Form N-1A further provides that the fund must disclose the period for which the expense limitation agreement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. The Adopting Release states that a fund’s fee table may not reflect an expense limitation agreement if such agreement may be terminated unilaterally by the fund’s investment adviser during the one-year period.

Importantly, however, Form N-1A and the Adopting Release permit a fund to reflect in its fee table an expense limitation agreement even though such expense limitation agreement may only be terminated with the approval of the fund’s board during the one-year period. In fact, the Adopting Release advises funds to supplement their prospectuses if, in fact, the expense limitation agreement is terminated prior to the end of the one-year period. Taken

Sonny Oh, Esq.

September 27, 2010

together, Form N-1A and the Adopting Release give more significance to (a) whether the expense limitation agreement can be unilaterally terminated without agreement of the fund’s board of directors and (b) whether the fund expects the agreement to continue for no less than one year from the date of the registration statement, than to the stated termination date of the expense limitation agreement, if any.

As noted above, the fee waivers are part of agreements among the Funds, the Investment Adviser and the Administrator. Further, Board of Director approval is required to reduce the waiver amounts. We believe it is consistent with Form N-1A and the Adopting Release to include a fund’s expense limitation in the fund’s fee table because, absent extraordinary circumstances, the expense limitation will reduce the Fund’s operating expenses for no less than one year from the effective date of the Fund’s registration statement and the expense limitation agreement can only be terminated with the approval of the fund’s Board of Trustees. Moreover, each Fund’s expense limitation agreement is intended to continue for the life of the Fund (i.e., a permanent waiver) and, therefore, each Fund currently expects its expense limitation agreement to continue for the life of the Fund unless earlier terminated with the approval of the Board.

In addition, we believe it is consistent with Form N-1A and the Adopting Release to reflect such expense limitations in the Funds’ example numbers for the full ten-year period because the Adopting Release makes clear that a fund may reflect its expense limitations in the example numbers for the periods for which the expense limitation is expected to continue. As stated above, each Fund currently expects its expense limitation agreement to continue for the life of the Fund unless earlier terminated with the approval of the Board.

iii.	The referenced footnote has been deleted.

e.	The examples of 1, 3, 5 and 10 year expenses were calculated in accordance with Instruction 21(b) to Item 3, using maximum fund expenses calculated in a manner consistent with our response to comment 5.d.ii. above.

f.	The expense examples have been reordered in the requested manner.

6.	Financial statements for Separate Account III have been added to the Statement of Additional Information and the disclosure under the caption Financial Statements on page 10 has been revised accordingly.

13.	a. There is now disclosure about the impact of the CDSC on various types of withdrawals, including on page 24 that withdrawals under the Rider are subject to a CDSC.

Sonny Oh, Esq.

September 27, 2010

Disclosure in paragraph (e) on page 23 notes that no CDSC is imposed on withdrawals that meet a Required Minimum Distribution requirement.

b.	The requested language has been added on page 28.

c.	There is disclosure on page 23 that the Free Withdrawal Amount is a percentage of Purchase Payments, that purchase payments are treated as withdrawn before earnings and that earnings are not subject to a CDSC.

14.	a. i. All capitalized terms are now defined in the Rider Glossary or elsewhere.

ii.	Disclosure has been added on page 25 concerning the impact of choosing a longer or shorter deferral period.

iii.	The requested disclosure has been added on page 32.

iv.	We believe that using the term Early Access Withdrawal Option will not suggest that there is any limit on withdrawals during the accumulation period. The term Early Access Withdrawal Option has simply been used to make clear that not all withdrawals trigger the use of the Living Benefit Guarantee.

b.	i. Disclosure has been added in two places on page 25 indicating that the Rider is purchased at the time the Contract is purchased.

ii.	Disclosure has been added on page 25 explaining why a person might want to elect the Rider.

iii.	Disclosure has been added on page 26 disclosing the consequences of Excess Withdrawals and the reasons the Company might change the permitted investments.

iv.	Disclosure has been added on page 28 concerning the interplay between the Deferral and Withdrawal Phases under the Rider and the Accumulation and Annuity Payout Periods under the Contract.

v.	Because the Rider can only be purchased when the Contract is purchased, there is no need to disclose how the Withdrawal Benefit Base will be calculated if the Rider is added after the Contract Date.

vi.	The requested language has been added on page 31.

vii.	The language on page 31 has been revised.

Sonny Oh, Esq.

September 27, 2010

viii.	Disclosure has been added to page 33 clarifying the difference between the Guaranteed Annual Withdrawal Amount and the Standard Annual Reduction and the interplay between the two amounts.

ix.	Language has been added to the first paragraph under the heading Lifetime Withdrawal Option on page 35 to reconcile that paragraph with the Contract termination provisions.

x.	Disclosure has been added to the discussion on page 35 to explain the purpose of the Waiting Bonus.

15.	Paragraph (f) on page 43 has been rewritten to clarify its meaning.

16.	The requested language has been added on page 43.

18.	The required Opinion of Counsel has been included.

In connection with the foregoing we acknowledge that: (i) Penn Mutual is responsible for the adequacy and accuracy of the disclosure in each of its registration statements; (ii) the comments of the Commission’s staff, or changes to disclosures in the registration statements in response to the comments of the Commission’s staff, does not foreclose the Commission from taking any action with respect to the registration statements; and (iii) Penn Mutual may not assert the comments of the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments on our responses or further questions, please call me at (202) 739-5450.

Sincerely,

/s/ Michael Berenson
Michael Berenson